UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 000-30087

AMG Oil Ltd.
(Translation of registrant's name into English)

30 St. Clair Avenue West, Suite 901, Toronto, Ontario, Canada M4V 3A1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated September 14, 2009

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations for the 175-day period ended September 30, 2009

99.3	Consolidated Financial Statements for the 175-day period ended September 30, 2009

99.4	Form 52-109FV1 ~ Certification of Annual Filings of the Chief Executive Officer dated November 19, 2009

99.5	Form 52-109FV1 ~ Certification of Annual Filings of the Chief Financial Officer dated November 19, 2009

99.6	Management Information Circular for the Annual and Special Meeting of Shareholders to be held on December 17, 2009, dated November 19, 2009

99.7	Form of Proxy

99.8	News Release dated November 19, 2009

99.9	News Release dated November 23, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMG OIL, LTD.

Date: November 27, 2009

/s/ Alan Friedman
Alan Friedman
Executive Vice President, Corporate Development